BUNZL BOARD CHANGES
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For December 14, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated December 14, 2005  -  Pre Close Statement

                                                                14 December 2005


                           BUNZL PRE CLOSE STATEMENT

Bunzl plc, the international distribution and outsourcing Group, is updating the market today prior to entering the close period for the year to 31 December 2005. Following Mike Roney's appointment as Chief Executive on 1 November, Australasia is now treated as a separate business segment reporting directly to him. Therefore the Group's results will be presented in four business segments:
North America, UK & Ireland, Continental Europe and Australasia. For comparison purposes the revenue and operating profit for Australasia for 2004 and the first half of 2005 were GBP78.4m and GBP6.4m and GBP47.2m and GBP3.3m respectively.

The Company also announces that:

   -    Overall trading is expected to be in line with market estimates.

   - The good sales progress seen in North America in the first half of 2005 has continued, supported by generally firm product prices resulting from higher commodity input prices to suppliers. During the second half the pace of acquisition activity has increased. The acquisitions of SOFCO, Mendenhall, Retail Resources and Weiss have enabled Bunzl to develop further its positions in the higher growth redistribution and non-food retail areas in particular, while adding marginally to the traditional supermarket area where trading continues to be more difficult than in other sectors.

   - In the UK & Ireland growth continues to be satisfactory though general economic activity has softened in the second half of 2005. The business continues to benefit from the ongoing refinement of the operating platform.

   - Continental Europe has performed well in spite of the lethargic economic growth in the euro zone. The new acquisitions are being integrated and are contributing to the strong development of this business area.

   - Australasia has continued its above Group average growth rate in 2005. The Sanicare acquisition completed in July has opened up a new front to service the growing healthcare market. Cooperation with other business areas continues to offer new sourcing opportunities.

   - Annualised revenue of the acquisitions completed in 2005 is c.GBP270m. This strong acquisition activity, particularly in the second half of the year, is encouraging and the process of integration is ongoing.


Enquiries:

Bunzl plc                                                  Finsbury
Michael Roney, Chief Executive                             Roland Rudd
Brian May, Finance Director designate                      Morgan Bone
Tel: 020 7495 4950                                         Tel: 020 7251 3801



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date: December 14, 2005                        By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer